==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 11)

                           REGENCY REALTY CORPORATION
       ------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   758939 10 2
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                LAURA L. HAMILTON
                          SECURITY CAPITAL U.S. REALTY
                              25B, BOULEVARD ROYAL
                                L-2449 LUXEMBOURG
                                 (352) 46 37 562
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 16, 2001
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)
                              (Page 1 of 17 Pages)
 ==============================================================================

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 2 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      36-3692698
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             34,273,236
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           34,273,236
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,326

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      60.2%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 3 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      SC Realty Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             34,273,236
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           34,273,236
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,326

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      60.2%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 4 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Security Capital Holdings S.A.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             34,273,236
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           34,273,236
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,326

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      60.2%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 5 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Arden Square Holdings Sarl (f/k/a Security Capital Shopping Center I Sarl) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             2,037,600
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           2,037,600
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 6 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Blossom Valley Holdings Sarl (f/k/a Security Capital Shopping
        Center II Sarl)
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             2,037,600
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           2,037,600
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 7 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Cooper Street Plaza Holdings Sarl (f/k/a Security Capital Shopping
        Center III Sarl)
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             2,037,600
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           2,037,600
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 8 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Dallas Holdings Sarl (f/k/a Security Capital Shopping Center IV Sarl) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             2,037,600
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           2,037,600
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 9 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      El Camino Holdings Sarl (f/k/a Security Capital Shopping Center V Sarl) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             2,037,600
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           2,037,600
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 758939 10 2                                Page 10 of 17

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Friars Mission Holdings Sarl (f/k/a Security Capital Shopping
        Center VI Sarl)
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             2,033,828
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           2,033,828
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,033,828

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

            This Amendment No. 11 is filed by Security Capital Group Incorporated ("Security Capital Group Incorporated"), a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-U.S. Realty, and Arden Square Holdings Sarl (f/k/a Security Capital Shopping Center I Sarl), Blossom Valley Holdings Sarl (f/k/a Security Capital Shopping Center II Sarl), Cooper Street Plaza Holdings Sarl (f/k/a Security Capital Shopping Center III Sarl), Dallas Holdings Sarl (f/k/a Security Capital Shopping Center IV Sarl), El Camino Holdings Sarl (f/k/a Security Capital Shopping Center V Sarl) and Friars Mission Holdings Sarl (f/k/a Security Capital Shopping Center VI Sarl), each a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Holdings (collectively, the "Shopping Center Subsidiaries"), and amends the Schedule 13D originally filed on June 21, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 11 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Realty Corporation, a Florida corporation ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

            As previously reported, on September 26, 2000, SC-U.S. Realty entered into a Transaction Agreement (the "Transaction Agreement") with Security Capital Group and SC-Realty. The Transaction Agreement provided, among other things, for the sale by SC-U.S. Realty of all the issued and outstanding shares of capital stock of Holdings owned by SC-U.S. Realty to SC-Realty, all upon the terms and subject to the conditions set forth in the Transaction Agreement (the "Sale Transaction"). On January 16, 2001, the parties consummated the Sale Transaction, as a result of which, Security Capital Group and SC-Realty through their ownership of capital stock of Holdings, beneficially own all of the shares of Common Stock owned by Holdings, and SC-U.S. Realty has ceased to beneficially own any shares of Common Stock.

            The foregoing summary of the terms of the Transaction Agreement and the Sale Transaction is qualified in its entirety by reference to the text of the Transaction Agreement, filed as Exhibit 10.1 to the Schedule 13D and hereby incorporated herein by reference.


ITEM 2.     IDENTITY AND BACKGROUND

            Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

            The reporting persons (the "Reporting Persons") are (a) Security Capital Group, a Maryland corporation, whose principal office and business address is 125 Lincoln Avenue, Santa Fe, New Mexico 87501, (b) SC-Realty, a Nevada corporation, whose principal office and business address is 125 Lincoln Avenue, Santa Fe, New Mexico 87501, and (c) Holdings, a corporation organized and existing under the laws of Luxembourg, whose principal office and business address is 25b, Boulevard Royal, L-2449 Luxembourg.

            The Reporting Persons are each principally engaged in the business of real estate investment and management.

            Schedule 1 of Exhibit 11 to this Amendment ("Schedule 1") contains the follow-




                                 11 of 17 Pages
ing information concerning each director, executive officer or controlling person of Security Capital Group: (i) name and residence or business address,
(ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

            To the knowledge of Security Capital Group, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except as noted therein. During the last five years, neither Security Capital Group nor any of the Schedule 1 Persons (to the knowledge of Security Capital Group) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Security Capital Group nor any of the Schedule 1 Persons (to the knowledge of Security Capital Group) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Schedule 2 of Exhibit 11 attached to this Amendment ("Schedule 2") contains the following information concerning each director, executive officer or controlling person of SC-Realty: (i) name and residence or business address,
(ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

            To the knowledge of SC-Realty, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, except as noted therein. During the last five years, neither SC-Realty nor any of the Schedule 2 Persons (to the knowledge of SC-Realty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither SC-Realty nor any of the Schedule 2 Persons (to the knowledge of SC-Realty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Schedule 3 of Exhibit 11 attached to this Amendment ("Schedule 3") contains the following information concerning each director, executive officer or controlling person of Holdings: (i) name and residence or business address,
(ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 3 is incorporated herein by reference.

            To the knowledge of Holdings, each of the persons named on Schedule 3 (the "Schedule 3 Persons") is a United States citizen, except as noted therein. During the last five years, neither Holdings nor any of the Schedule 3 Persons (to the knowledge of Holdings) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Holdings nor any of the Schedule 3 Persons (to the knowledge of Holdings) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                                 12 of 17 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended as follows:

          Except as set forth herein, to the best knowledge and belief of the Reporting Persons, no transactions involving Common Stock have been effected during the past 60 days by any of the Reporting Persons or by any of their respective directors, executive officers or controlling persons.

          The following table sets forth the beneficial ownership of Shares, for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.



                                            Number of Shares          Percent of
      Name                                Beneficially Owned (1)      All Shares
     ----                                ----------------------      -----------

Security Capital Group Incorporated (2)         34,273,236              60.236%
C. Ronald Blankenship                                0                     *
Samuel W. Bodman                                     0                     *
Hermann Buerger                                      0                     *
John P. Frazee, Jr.                                  0                     *
Cyrus F. Freidheim, Jr.                              0                     *
H. Laurance Fuller                                   0                     *
Ray L. Hunt                                        480                     *
John T. Kelley, III (3)                         43,963                     *
William D. Sanders                               9,187                     *
Peter S. Willmott                                    0                     *
Thomas G. Wattles (4)                               40                     *
Jeffrey A. Klopf                                     0                     *
Anthony R. Manno, Jr.                                0                     *
Caroline S. McBride                                  0                     *
Constance B. Moore                                   0                     *
A. Richard Moore, Jr.                                0                     *
Kenneth D. Statz                                     0                     *
Jaems C. Swaim                                       0                     *
Paul E. Szurek                                   1,644                     *


*    Less than 1%

(1) For each person who owns options that are exercisable within 60 days, the calculation of the percentage ownership assume that only that person has exercised all of his options and that no other person has exercised any outstanding options.

(2) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital.

(3) Includes options to acquire 3,793 shares.

(4) Shares are owned by Mr. Wattles' son.
    Mr. Wattles' son received 12 shares of Common Stock as a Christmas gift in December 2001.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 of the Schedule 13D is hereby amended as follows:

            The following Exhibits are filed as part of this Schedule 13D:

Exhibit 11 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital Group, SC-Realty and of Holdings.
Exhibit 12 Joint Filing Agreement, dated as of January 18, 2001, between Security Capital Group, SC-Realty, Holdings and the Shopping Center Subsidiaries.














                                 13 of 17 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            --------------------------------
                                            Name: Jeffrey A. Klopf
                                            Title:Senior Vice President and
                                                  Secretary


                                         SC REALTY INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            --------------------------------
                                            Name: Jeffrey A. Klopf
                                            Title: Secretary


                                         SECURITY CAPITAL HOLDINGS S.A.


                                         By: /s/ Laura L. Hamilton
                                            --------------------------------
                                            Name: Laura L. Hamilton
                                            Title:Vice President



            January 18, 2001








                                 14 of 17 Pages

                                  EXHIBIT INDEX

      Exhibit                              Description

        1* Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

        2* Stock Purchase Agreement, dated as of June 11, 1996, by and among Regency Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A.

        3*          Joint filing Agreement pursuant to 13d-1(f)(1).

        4* Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto.

       2.1* Stockholders Agreement, dated July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A., Security Capital U.S. Realty and The Regency Group, Inc.

       2.2* Registration Rights Agreement, dated July 10, 1996, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

       2.1A* Amendment No. 1 to Stockholders Agreement, dated as of February 10, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

       3.1* Subscription Agreement, dated as of July 10, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

       4.1* Subscription Agreement, dated as of August 6, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.




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* Previously filed.


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       5.1*         Subscription Agreement, dated as of August 28, 1997, by
                    and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

       6.1* Subscription Agreement, dated as of December 4, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

       6.2* Amendment No. 2 to Stockholders Agreement, dated as of December 4, 1997, by and among Regency Realty
                    Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

       7.1* Subscription Agreement, dated as of June 29, 1998, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

       8.1* Agreement and Plan of Merger dated as of September 23, 1998 between Pacific Retail Trust and Regency Realty Corporation.

       8.2* Amendment No. 3 to Stockholders Agreement dated as of September 23, 1998 between Regency Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A.

       8.3* Shareholder Voting Agreement dated as of September 23, 1998 among Regency Realty Corporation, Pacific Retail Trust, Security Capital U.S. Realty and Security Capital Holdings S.A.

       8.4* Transfer Restriction Agreement dated as of September 23, 1998 between Pacific Retail Trust and Security Capital Holdings S.A.

       8.5* Transfer Restriction Agreement dated as of September 23, 1998 between Regency Realty Corporation and Security Capital Holdings S.A.

       9.1* Amendment No. 2 to Registration Rights Agreement dated as of February 28, 1999 between Regency Realty Corporation, Security Capital U.S. Realty, Security Capital Holdings S.A. and the others specified in the definition of "Buyer" under the Regency Registration Rights Agreement.




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* Previously filed.

       9.2* Waiver dated as of February 28, 1999 between Security Capital U.S. Realty, Security Capital Holdings S.A. and Regency Realty Corporation.

       9.3* Information with respect to the Managers of the Shopping Center Subsidiaries.

       9.4*         Joint Filing Agreement with Respect to Schedule 13D.

       10.1* Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).

       10.2* Letter Agreement, dated June 14, 2000, between Security Capital Group Incorporated and Regency Realty Corporation.

        11 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital Group Incorporated, SC Realty Incorporated and of Security Capital Holdings S.A.

        12 Joint Filing Agreement, dated as of January 18, 2001, between Security Capital Group Incorporated, SC Realty Incorporated, Security Capital Holdings S.A., Arden Square Holdings Sarl, Blossom Valley Holdings Sarl, Cooper Street Plaza Holdings Sarl, Dallas Holdings Sarl, El Camino Holdings Sarl and Friars Mission Holdings Sarl.











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* Previously filed.